02013736

PE
2/01/02
0-30906

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 4, 2002: DataMirror Teams with Intermec To Provide Turnkey Mobile SAP Solution
2.	Press Release dated February 4, 2002: DataMirror to Hold Conference Call Following Announcement of Fourth Quarter and Year-end Results for Fiscal 2002

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Teams with Intermec To Provide Turnkey Mobile SAP Solution

Mobile Data Collection to Streamline Inventory, Asset, and Warehouse Management

ATLANTA, GEORGIA, INTERMEC PARTNER CONFERENCE – (February 4, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced it has partnered with Intermec Technologies Corp., a leader in global supply chain solutions and in the development, manufacture and integration of automated data collection devices, to market a mobile connectivity solution for SAP and potentially other back-end enterprise resource planning (ERP) systems. The two companies will work closely together on opportunities for DataMirror's turnkey, out-of-the-box mobile data collection solutions for SAP-based transactions for inventory and asset management, production, time and attendance, and warehouse management. DataMirror will provide the software and Intermec will provide the hardware. The solution, when deployed, will help companies save time and money through streamlined, up-to-the-minute tracking processes.

"Companies need access to up-to-date information that can help them reduce inventory, cut labor costs, speed manufacturing and improve profitability," said Stewart Ritchie, Vice President, Americas Sales, DataMirror. "DataMirror provides solutions that help customers realize tremendous cost savings by integrating data in real-time from disparate sources for enterprise applications such as SAP, supply chain, B2B, e-commerce, and more. With DataMirror's enterprise application integration software and Intermec's world-class mobile connectivity hardware, customers will have state-of-the-art wireless connectivity for important enterprise applications such as SAP."

"SAP is the most widely used materials management solution among Fortune 1000 companies in virtually every industry," said Intermec General Manager Brian Lang. "Intermec already provides supply chain information products, services and systems to companies in hundreds of industries around the world, enabling major automakers to track components and parts through assembly, hospitals to track equipment and supplies, e-commerce companies to speed fulfillment, and shoppers to automate purchases, to name only a few examples. Today's announcement with DataMirror extends our wireless solutions SAP R/3 functionality. Our mutual customers will be able to compile and transfer unheard-of amounts of SAP-based information from one end of an enterprise to the other, maximizing their IT investments and overall operational efficiencies."

About Pervasive Gateway and Synapse Mobility
DataMirror Pervasive Gateway provides the out-of-the-box infrastructure to allow customers to easily deploy and execute mobile SAP transactions. The solution's anywhere/anytime mobile connectivity to SAP empowers companies with new operational efficiencies, increased responsiveness to customers and decisive competitive advantage. DataMirror Pervasive Gateway's open architecture and device independence make it ideal for a variety of business applications including warehouse and shop floor operations, time and attendance, asset management, transportation management and sales/service force automation. Synapse Mobility empowers users to conduct physical inventory, cycle counting, and asset management transactions on a hand-held device without requiring expensive middleware or extensive implementation time. The Synapse Mobility is tightly integrated with an SAP-optimized version of DataMirror's Pervasive Gateway. Pervasive Gateway and Synapse Mobility rapidly and economically extend SAP systems to mobile environments to help business run faster and smarter.

About Intermec
Intermec Technologies Corp., a UNOVA Inc. (NYSE:UNA) company, has been named Microsoft's OEM Embedded Partner of the Year. Intermec is a leader in global supply chain solutions and in the development, manufacture and integration of wired and wireless automated data collection, Intellitag® RFID (radio frequency identification) and mobile computing systems. The company's products and services are used by customers in many industries to improve productivity, quality and responsiveness of business operations, from supply chain management and enterprise resource planning to field sales and service.

To learn more about how companies can benefit from Intermec's supply chain technologies, contact Intermec Technologies Corp., 6001 36th Ave. West, Everett, WA 98203-9280 USA; telephone 800-347-2636; or visit Intermec's web site at www.intermec.com. To learn more about UNOVA, visit www.unova.com.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products *unlocks the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley, Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 800-362-5955 ext. 271, Fax: 905-415-0340

Tracy Staniland, Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 800-362-5955 ext. 274, Fax: 905-415-5196

Karen Quatromoni, PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150, Fax: 978-464-2968

Kathie Anderson, Corporate Communications Manager
Intermec Technologies Inc.
E-mail: kathie.anderson@intermec.com
Phone: 425-348-2799

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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Document 2

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror to Hold Conference Call Following Announcement of Fourth Quarter and Year-end Results for Fiscal 2002

TORONTO, CANADA – (February 4, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, announced today it will hold a conference call following the release of its fourth quarter and year-end results for the period ended January 31st, 2002. DataMirror expects its fourth quarter earnings release to be issued shortly after 4:00 p.m. EST on March 11th, 2002, followed by a conference call at 5:00 p.m. EST.

The conference call can be accessed live via audio web cast by visiting http://www.datamirror.com. Those wishing to participate in the conference call are asked to call 416-641-6450 at approximately 4:55 p.m. EST using reservation number 20322038. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces Fourth Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO.

Participants will be asked for their name and e-mail address to register and may also be asked to download a Webex client to access the meeting. New Webex users are invited to click the "New User" button in advance of the teleconference to test their system settings and Internet connection to ensure that the meeting is working and ready to go.

For those unable to attend the conference call, a replay will be available via the DataMirror web site or by dialling (416) 626-4100 using the same reservation number as above (20322038). The replay and on-line presentation will be available from 7:00 p.m. EST on March 11th to 7:00 p.m. EST on March 18th, 2002.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 800-362-5955 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 800-362-5955 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer